January 7, 2013

Via EDGAR Submission and Overnight Mail

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Attention:    Ethan Horowitz, Accounting Branch Chief
Andri Boerman

Re:        Pioneer Southwest Energy Partners L.P.
Form 10-K for the Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-34032

Ladies and Gentlemen:

I am writing to confirm our telephone conversation of January 7, 2013 with Andri Boerman of the Staff of the Securities and Exchange Commission. On behalf of Pioneer Southwest Energy Partners L.P. (the “Partnership”), the Partnership acknowledges receipt of the letter, dated December 20, 2012, from the Staff in regard to the above-referenced document and intends to submit its responses to that letter by January 15, 2013.

Please direct any questions in connection with this letter to the undersigned at 972-969-4054 (direct fax 972-969-3581).

Very truly yours,

/s/ Richard P. Dealy
Richard P. Dealy
Executive Vice President and
Chief Financial Officer

5205 N. O’CONNOR BLVD, SUITE 200 - IRVING, TEXAS 75039-3746 - MAIN 972-444-9001 - FAX 972-969-3587